Mail Stop 4561

      May 25, 2005



Michael A. Hartley
Chief Financial Officer
LMR Land Company, Ltd.
3310 West End Avenue, Suite 490
Nashville, Tennessee  37203

      Re:	LMR Land Company, Ltd.
      Form 10-K for the fiscal year ended December 31, 2004
      Filed March 29, 2005
      	File No. 0-16727

Dear Mr. Hartley:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Controls and Procedures
1. We note your disclosure that the President and Vice President of
the General Partner concluded on the effectiveness of disclosure controls and procedures based upon their evaluation within 90 days of the filing date of Form 10-K.  Please advise us why these
conclusions
on the effectiveness of disclosure controls and procedures were not
as of the end of the fiscal year as required by Item 307 of Regulation S-K. Amend your filing for this disclosure, as appropriate. Additionally, please amend paragraph 4(b) of the certifications located in Exhibits 31.1 and 31.2. Refer to Item 601 of Regulation S-K.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Michael A. Hartley
LMR Land Company, Ltd.
May 25, 2005
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